SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   March 27, 2020

Northwest Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Maryland	001-34582	27-0950358
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

100 Liberty Street	Warren	Pennsylvania	16365
(Address of principal executive office)			(Zip code)
 Registrant’s telephone number, including area code:        (814) 726-2140
 (Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, 0.01 Par Value	NWBI	NASDAQ Stock Market, LLC

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Indicate by a check mark whether the registrant is an emerging growth company as defined in rule 405 of the Securities Act of 1933 ( § 230.405 of this chapter) or rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange act. ☐

Forward-Looking Statements
This current report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the anticipated closing date of the merger between Northwest Bancshares, Inc. (the “Company”) and MutualFirst Financial, Inc. ("MutualFirst Financial").
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of the Company and MutualFirst Financial may not be combined successfully, or such combination may take longer than expected; credit and interest rate risks associated with the Company’s and MutualFirst Financial’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to the Company or MutualFirst Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, the Company and MutualFirst Financial do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Item 8.01    Other Events

The Company has received all regulatory approvals and non-objections required pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”) by and among MutualFirst Financial, dated October 29, 2019. In addition, the shareholders of MutualFirst Financial previously approved the merger at its special meeting on March 6, 2020. Pursuant to the Merger Agreement, MutualFirst Financial will merge with and into the Company, with the Company as the surviving entity. Immediately thereafter, MutualBank, the wholly owned subsidiary of MutualFirst Financial, will merge with and into Northwest Bank, the wholly owned subsidiary of the Company, with Northwest Bank as the surviving entity. The merger is anticipated to close on or about April 24, 2020, in conjunction with a data processing conversion of the systems utilized by MutualBank to the systems utilized by Northwest Bank.

Item 9.01                                           Financial Statements and Exhibits

(a)     Not applicable

(b)     Not applicable

(c)     Not applicable

(d)     None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHWEST BANCSHARES, INC.

DATE:	March 30, 2020	By:	/s/ William W. Harvey, Jr.
William W. Harvey, Jr.
Chief Financial Officer